Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

2007-04-24

Your date

Your reference

07023244

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik to acquire two manufacturers of mobile crushing and screening equipment, dated 24 April 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
MAY 0 9 2007
THOMSON
FINANCIAL

SEC-brev 070319 Diamond

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik to acquire two manufacturers of mobile crushing and screening equipment

Sandvik has reached agreement with private equity owners 3i to acquire Extec Screens and Crushers Ltd, close to Birmingham, UK.

Simultaneously an agreement has been reached with the majority owner of Fintec Crushing and Screening Ltd (Fintec), close to Belfast, UK, to acquire the company. Sandvik currently has a minority shareholding in Fintec and will after the completion of this transaction become the only shareholder.

The acquisitions are expected to be completed during the second quarter of 2007.

Extec and Fintec, respectively, are leading in the design and manufacture of mobile crushing and screening equipment, including consumables and services to the international construction industry.

Extec employs 450 people and had a sales of 1800 MSEK in 2006. It has a manufacturing facilities in Birmingham and Northern Ireland as well as sales and service facilities in Australia, USA and Germany.

Fintec employs 325 people and had sales of 560 MSEK in 2006.

"These acquisitions are in line with the Sandvik's long-term strategy of continued profitable growth and our aim is to become the leading supplier of mobile crushing and screening solutions to the market. By acquiring Extec and Fintec we will extend our customer offering by adding mid-size, and light crushing and screening equipment and thereby become a strong supplier in this fast growing industry", says Lars Josefsson, President Sandvik Mining and Construction.

"Extec and Fintec have modern manufacturing facilities, are strong in R & D and have well developed distribution networks. This in combination with Sandvik's global resources will make it possible to grow our crushing and screening business into new markets and service our customers even better", says Lars Josefsson.

Sandviken, 24 April 2007

Sandvik AB; (publ)

For further information contact:
Lars Josefsson, President, Sandvik Mining and Construction, tel +46 26 26 51 51 or
Jan Lissåker, Vice President, Investor Relations, Sandvik AB, +46 (0)26-26 10 23

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a leading global supplier of machinery, equipment and tools for the mining and construction industries. Annual sales 2006 amounted to about SEK 25,000 M, with approximately 12,200 employees.